Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

April 5, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing in order to inform you that on the date hereof the Board of Directors of our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“The Bank”), has approved the issuance of the Class IV Notes for an amount of up to USD $100,000,000 under the framework of the Global Program for the issuance of short-, medium- and/or long term notes for a maximum outstanding face value of up to USD $1,100,000,000, which may be increased up to a maximum amount not issued under the Global Program of USD $399,463,000 (or the equivalent thereof in other currencies).

The terms and conditions of the Class IV Notes will be set forth in the corresponding Price Supplement.

The net amount from the placement of the Class IV Notes will be used for working capital purposes in Argentina and/or the refinancing of liabilities, loans and/or other financing, or as determined in the Price Supplement.

Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

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